Exhibit 99.12
CONSENT OF EXPERT
The undersigned, Mr. Al Samis, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Al Samis
Name: Al Samis
Date: March 21, 2006